UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tribune Publishing Company

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

896082104

(CUSIP Number)

Merrick Media, LLC

350 North Orleans Street, 10th Floor

Chicago, Illinois 60654

(312) 994-9494

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896082104	Page 2 of 10 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Merrick Media, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,220,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,220,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,220,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 896082104	Page 3 of 10 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Merrick Venture Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,220,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,220,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,220,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 896082104	Page 4 of 10 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Michael W. Ferro, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,220,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,220,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,220,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 896082104	Page 5 of 10 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, $0.01 par value (the “Shares”), of Tribune Publishing Company, a Delaware corporation (the “Issuer”). The principal business address of each of Michael W. Ferro, Jr., Merrick Venture Management, LLC and Merrick Media, LLC is 350 North Orleans Street, 10th Floor, Chicago, Illinois 60654.

Item 2.	Identity and Background.

(a)-(c), (f) This statement is being filed by Michael W. Ferro, Jr. (“Ferro”), the manager of Merrick Venture Management, LLC (“Merrick Management”), a limited liability company, which is the sole manager of Merrick Media, LLC (“Merrick Media”), a Delaware limited liability company, which owns 16.6% of the outstanding Shares of the Issuer. Accordingly, Mr. Ferro and Merrick Management may be deemed, for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended (“Rule 13d-3”), the beneficial owners of shares held by Merrick Media. Mr. Ferro, Merrick Management and Merrick Media are referred to herein as the “Reporting Persons.”

The principal business address of each of Mr. Ferro, Merrick Management and Merrick Media is 350 North Orleans Street, 10th Floor, Chicago, Illinois 60654. Merrick Media is a Delaware limited liability company that has to date engaged in no activities other than those incident to its formation, funding and Items 3 and 4 below. Merrick Management is an Illinois limited liability company whose principal business is investing in securities. Mr. Ferro is a United States citizen, whose principal occupation is Chairman and Chief Executive Officer of Merrick Ventures, LLC, a private investment fund. Mr. Ferro is also the manager of Merrick Management and is the non-executive Chairman of the Board of Directors of the Issuer.

(d), (e) None of the Reporting Persons nor any manager, director or executive officer of any Reporting Person have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date of this Schedule 13D, the Reporting Persons, individually and in the aggregate, beneficially own 5,220,000 shares of Common Stock of the Issuer. This Schedule 13D is being filed as a result of Merrick Media’s direct acquisition of 5,220,000 unregistered shares of Common Stock of the Issuer pursuant to the Securities Purchase Agreement (the “Purchase Agreement”), dated as of February 3, 2016, by and among the Issuer, Merrick Media, and Mr. Ferro. Merrick Media obtained the funds to purchase the shares of Common Stock through equity contributions made by its members.

Item 4.	Purpose of Transaction.

On February 3, 2016, the Issuer entered into (a) the Purchase Agreement and (b) a Registration Rights Agreement (the “Registration Rights Agreement” and, together with the Purchase Agreement, the “Agreements”), by and between the Issuer and Merrick Media.

Securities Purchase Agreement

Pursuant to the Purchase Agreement, on February 3, 2016, the Issuer sold to Merrick Media in a private placement 5,220,000 unregistered shares of common stock of the Issuer at a purchase price of $8.50 per share, for a total of $44,370,000 in cash consideration. The shares of common stock of the Issuer purchased are subject to certain lockup provisions that, subject to the terms and conditions of the Purchase Agreement, prohibit certain transfers of that common stock for the first three years following the date of issuance and, thereafter, any transfers of that common stock that would result in a transfer of more than 25% of the shares purchased under the Purchase Agreement in any 12-month period. The Purchase Agreement also includes covenants prohibiting the transfer of shares of the Issuer’s common stock if the transfer would result in a person beneficially owning more than 4.9% of the Issuer’s then outstanding

CUSIP No. 896082104	Page 6 of 10 Pages

SCHEDULE 13D

shares of common stock following the transfer, as well as transfers to a material competitor of the Issuer in any of the Issuer’s then-existing primary geographical markets. Merrick Media and Mr. Ferro, and their respective affiliates, are also prohibited from acquiring additional equity of the Issuer if the acquisition could result in their beneficial ownership of more than 25% of the Issuer’s then outstanding shares of common stock. These restrictions may be waived by the Board of Directors (the “Board”) of the Issuer, in its sole discretion.

In connection with the Agreements, the Board increased the size of the Board from six to seven, in accordance with Article Fifth, Section 2 of the Issuer’s Amended and Restated Certificate of Incorporation and Section 2.02 of the Issuer’s Amended and Restated By-laws as then in effect, and Mr. Ferro was elected to fill the newly-created vacancy on the Board. Mr. Ferro also was named the non-executive Chairman of the Board.

The Issuer also has granted Merrick Media the right to designate a replacement individual for election as a director at each annual and special meeting of the Issuer’s shareholders at which directors are to be elected as part of the slate of nominees recommended by the Board, subject to the reasonable prior approval of the Board’s Nominating and Corporate Governance Committee, in the event that Mr. Ferro is unable to continue to serve. Merrick Media’s right to appoint a replacement director representative will expire upon the occurrence of either (a) the termination of the voting covenants of the Purchase Agreement (described below) for any of the reasons set forth in clause (a) of the succeeding paragraph or (b) such time as Merrick Media, Mr. Ferro and their respective affiliates no longer beneficially own at least 75% of the shares originally purchased pursuant to the Purchase Agreement.

Until the later of either three years following the date of the issuance to Merrick Media and the first year after the date that Mr. Ferro (or a replacement director) ceases to serve on the Board due to resignation or refusal to stand reelection, or Merrick Media’s decision to not designate a replacement director, Merrick Media, Mr. Ferro and their respective affiliates have agreed to vote in favor of nominees to the Board, and against the removal of any director, in each case as designated by the Board’s Nominating and Corporate Governance Committee. Merrick Media, Mr. Ferro and their affiliates also have agreed not to conduct or support any proxy solicitation regarding director removal or election, or any transaction that would effect a change of control of the Issuer. These voting covenants terminate upon the earliest of (a) the date that Mr. Ferro or his replacement is not nominated for reelection as a director, is removed as a director and the date that Mr. Ferro or his replacement has not been reelected to the Board if the Issuer has not recommended his or his replacement’s reelection, (b) six months after the date that Mr. Ferro or his replacement ceases to serve on the Board after not being reelected as a director, so long as the Issuer has recommended a vote “for” the election of Mr. Ferro or his replacement, (c) nine months following the date Mr. Ferro or his replacement is removed as a director or has not been reelected to the Board if the Issuer has not recommended his or his replacement’s reelection and if that removal or failure to recommend reelection is a result of any breach of a duty owed by Mr. Ferro or his replacement to the Issuer or a material violation of material law, (d) a change of control of the Issuer not approved by the Board and (e) six months after the date of Mr. Ferro’s removal or replacement as Chairman and his contemporaneous resignation from the Board.

The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the text of the Purchase Agreement (and exhibits, as applicable), which is included as Exhibit 1 to this Schedule 13D and incorporated herein by reference.

Registration Rights Agreement

Pursuant to the Registration Rights Agreement, Merrick Media will be entitled to certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of the Issuer acquired in connection with the Purchase Agreement. The Registration Rights Agreement provides that the Issuer shall use its reasonable best efforts to cause a registration statement with respect to the shares of common stock to be declared effective no later than the earlier to occur (a) three years after the consummation of the private placement transaction contemplated by the Purchase Agreement and (b) 60 days after the termination of the voting covenants of the Purchase Agreement as described above. The Issuer will pay all of its own costs and expenses, including all fees and expenses of counsel for the Issuer, relating to the Registration Rights Agreement.

CUSIP No. 896082104	Page 7 of 10 Pages

SCHEDULE 13D

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement, which is included as Exhibit 2 to this Schedule 13D and incorporated herein by reference. Further details are disclosed in the Issuer’s Form 8-K filed on February 4, 2016, which is incorporated herein by reference.

The Reporting Persons acquired the securities reported herein solely to acquire an interest in the Issuer for investment purposes and not with a view of distribution under the Securities Act. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions and subject to the limitation on the acquisition of more than 25% of the Issuer’s then outstanding shares of common stock, which limitation may be waived by the Board, the Reporting Persons may enter into negotiations to purchase equity, may purchase additional equity or other securities of the Issuer in the open market, in privately negotiated transactions or in other transactions, or in any combination of the foregoing, subject to the Issuer’s insider trading policy and relevant applicable securities laws and regulations. In addition, without limitation, Mr. Ferro, in his role as non-executive Chairman of the Issuer may directly or indirectly engage in discussions with members of management, directors and stockholders of the Issuer and other parties concerning extraordinary corporate transactions (including but not limited to mergers, reorganizations or liquidations) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements. The Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Merrick Media directly owns 5,220,000 shares of Common Stock, which upon issuance represented 16.6% of the Issuer’s total Common Stock outstanding. Percentage ownership in this Schedule 13D is based upon a total of 31,452,281 shares of outstanding Common Stock, which includes the 26,232,281 outstanding shares disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2015 plus the 5,220,000 unregistered shares issued to Merrick Media pursuant to the Purchase Agreement.

Merrick Media has sole voting power and investment control with respect to the 5,220,000 shares of Common Stock it owns. Mr. Ferro is the manager of Merrick Management, which is the sole manager of Merrick Media. As a result, Merrick Management and Mr. Ferro have sole voting and dispositive power over the shares of Common Stock owned by Merrick Media. Merrick Management and Mr. Ferro do not directly own any shares of Common Stock of the Issuer. Merrick Management and Mr. Ferro, by virtue of their relationship to Merrick Media, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which Merrick Media directly beneficially owns. Mr. Ferro disclaims beneficial ownership of the Common Stock, except to the extent of his pecuniary interests therein.

Other than as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Purchase Agreement, Registration Rights Agreement, the Confidentiality and Recusal Agreement (which is attached as Exhibit 3 to this Schedule 13D) and the agreements, documents and instruments pursuant thereto, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 896082104	Page 8 of 10 Pages

SCHEDULE 13D

Item 7.	Material to be Filed as Exhibits.

1.	Exhibit 1: Securities Purchase Agreement, by and among Tribune Publishing Company, Merrick Media, LLC and Michael W. Ferro, Jr., dated as of February 3, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-36230) of Tribune Publishing Company filed on February 4, 2016).

2.	Exhibit 2: Registration Rights Agreement, by and between Tribune Publishing Company and Merrick Media, LLC, dated as of February 3, 2016 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-36230) of Tribune Publishing Company filed on February 4, 2016).

3.	Exhibit 3: Confidentiality and Recusal Agreement, by and between Tribune Publishing Company and Michael W. Ferro, Jr., dated as of February 3, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-36230) of Tribune Publishing Company filed on February 4, 2016).

4.	Exhibit 4: Joint Filing Agreement, dated February 12, 2016, between and among the Reporting Persons, pursuant to Rule 13d-1(A) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 896082104	Page 9 of 10 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

MERRICK MEDIA, LLC

BY: MERRICK VENTURE MANAGEMENT, LLC
ITS: SOLE MANAGER

By:	/s/ Michael W. Ferro, Jr.
Name: Michael W. Ferro, Jr.
Its: Manager

MERRICK VENTURE MANAGEMENT, LLC

By:	/s/ Michael W. Ferro, Jr.
Name: Michael W. Ferro, Jr.
Its: Manager

MICHAEL W. FERRO, JR.

By:	/s/ Michael W. Ferro, Jr.

CUSIP No. 896082104	Page 10 of 10 Pages

SCHEDULE 13D

Exhibit 4

Joint Filing Agreement

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the common stock, par value $0.01 per share, of Tribune Publishing Company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement on this 12th day of February, 2016.

MERRICK MEDIA, LLC

By: Merrick Venture Management, LLC Its: Sole Manager

By:	/s/ Michael W. Ferro, Jr.
Name:	Michael W. Ferro, Jr.
Its:	Manager

MERRICK VENTURE MANAGEMENT, LLC

By:	/s/ Michael W. Ferro, Jr.
Name:	Michael W. Ferro, Jr.
Its:	Manager

MICHAEL W. FERRO, JR.

By:	/s/ Michael W. Ferro, Jr.